April 30, 2010
Mr. Patrick Scott
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Calamos Advisors Trust
1933 Act Registration No. 333-72511
1940 Act Registration No. 811-09237
Dear Mr. Scott:
     This letter responds to the comments you verbally conveyed to Kevin Bettsteller and me on April 16, 2010, regarding post-effective amendment no. 12 to the registration statement on Form N-1A of Calamos Advisors Trust (the “Trust”) and its series, Calamos Growth and Income Portfolio (the “Portfolio”). For convenience, each of your comments is repeated below, with responses immediately following.
General
1.	Comment: Please provide written responses to the staff’s comments, filed as a separate piece of EDGAR correspondence. In addition, please file Tandy representations as EDGAR correspondence.

Response: The Trust hereby files these responses to the staff’s comments as separate EDGAR correspondence. The Trust also hereby files Tandy representations with the Commission in this correspondence, as Exhibit A hereto.
Prospectus
2.	Comment: Please supplementally confirm to the staff that the Portfolio’s shares do not have an exchange ticker symbol that would be required to be included on the front cover page pursuant Item 1(a) of Form N-1A.

Response: We supplementally confirm that the Portfolio’s shares do not have an exchange ticker symbol that would be required to be included on the front cover page pursuant Item 1(a) of Form N-1A.

Mr. Patrick Scott
April 30, 2010

3.	Comment: Please remove the section entitled “Portfolio Information” from the page immediately following the cover page, which also contains the Table of Contents of the prospectus. The “Portfolio Information” section may be moved to an alternate location further back in the prospectus, to the extent permitted by General Instruction C.3.(b) of Form N-1A.

Response: The section entitled “Portfolio Information” has been moved to page 7 of the prospectus, immediately following the disclosure required by Items 2 through 8 of Form N-1A.

4.	Comment: In the table entitled “Shareholder Fees (fees paid directly from your investment)” on page 3, please change the word “None” in the right column of each row to “N/A.”

Response: The table has been revised accordingly.

5.	Comment: Please revise the “Principal Investment Strategies” and “Principal Risks” sections beginning on page 4 and the “Additional Information About Investment Strategies and Related Risks” section beginning on page 7 in accordance with the requirements of Items 4 and 9 of Form N-1A, respectively. Specifically, please revise the Item 4 disclosure to ensure that each strategy and risk discussed in the Item 9 disclosure is also included in summary form in the Item 4 disclosure. In addition, please revise the Item 9 disclosure to ensure that any risks disclosed pursuant to Item 4 are also discussed in the Item 9 portion of the prospectus.

Response: The “Principal Investment Strategies” and “Principal Risks” sections beginning on page 4 and the “Additional Information About Investment Strategies and Related Risks” section beginning on page 7 have been revised accordingly.

6.	Comment: Please supplementally confirm to the staff whether the Portfolio maintains a website where investors can obtain updated performance information.

Response: We supplementally confirm that the Portfolio does not maintain a website where investors can obtain updated performance information, although the Participating Insurance Companies that purchase shares of the Portfolio may provide a means of obtaining updated performance information to their respective contract holders.

7.	Comment: Please delete the parenthetical “before and after taxes” from the first sentence of the section entitled “Average Annual Total Returns as of 12.31.09.”

Response: The parenthetical “before and after taxes” has been deleted from the first sentence of the section entitled “Average Annual Total Returns as of 12.31.09.”

Mr. Patrick Scott
April 30, 2010

8.	Comment: In the table entitled “Average Annual Total Returns as of 12.31.09,” please delete the entire “Inception Date” column. The Portfolio’s inception date may be included in the heading of the far right column entitled “Since Inception.”

Response: The “Inception Date” column has been deleted from the “Average Annual Total Returns as of 12.31.09” table, and the Portfolio’s inception date has been included as a parenthetical in the heading of the “Since Inception” column of that table.

9.	Comment: In the introductory paragraph to the “Financial Highlights” section, please include disclosure to the effect that the total return information in the Financial Highlights table does not reflect fees that may be charged at the variable contract or retirement plan level.

Response: The following disclosure has been added to the introductory paragraph to the “Financial Highlights” section:
The information below does not reflect the expenses of your Variable Contract or Retirement Plan. If those expenses were included, the Total Return figures shown would be lower.
Statement of Additional Information
10.	Comment: Please supplementally confirm to the staff that the Portfolio’s shares do not have an exchange ticker symbol that would be required to be included on the front cover page pursuant to Item 14(a)(2) of Form N-1A.

Response: We supplementally confirm that the Portfolio’s shares do not have an exchange ticker symbol that would be required to be included on the front cover page pursuant to Item 14(a)(2) of Form N-1A.

11.	Comment: Please include language responsive to the recently adopted governance disclosure requirements described in Item 17(b) of Form N-1A.

Response: The following language has been included pursuant to Item 17(b) of Form N-1A:
LEADERSHIP STRUCTURE AND QUALIFICATIONS OF THE BOARD OF TRUSTEES. The board of trustees is responsible for oversight of the Trust. The Trust has engaged Calamos Advisors to manage the Portfolio on a day-to-day basis. The board of trustees oversees Calamos Advisors and certain other principal service providers in the operations of the Portfolio. The board of trustees is currently composed of six members, five of whom are non-interested trustees. The board of trustees meets in-person at regularly scheduled meetings four times throughout the year. In addition, the board

Mr. Patrick Scott
April 30, 2010

may meet in-person or by telephone at special meetings or on an informal basis at other times. As described above, the board of trustees has established five standing committees — Audit, Dividend, Executive, Governance and Valuation — and may establish ad hoc committees or working groups from time to time, to assist the board of trustees in fulfilling its oversight responsibilities. The non-interested trustees also have engaged independent legal counsel to assist them in fulfilling their responsibilities. Such independent legal counsel also serves as counsel to the Trust.

The chairman of the board of trustees is an “interested person” of the Trust (as such term is defined in the 1940 Act). The non-interested trustees have appointed a lead independent trustee. The lead independent trustee serves as a liaison between Calamos Advisors and the non-interested trustees and leads the non-interested trustees in all aspects of their oversight of the Portfolio. Among other things, the lead independent trustee reviews and approves, with the chairman, the agenda for each board and committee meeting and facilitates communication among the Trust’s non-interested trustees. The trustees believe that the board’s leadership structure is appropriate given the characteristics and circumstances of the Trust. The trustees also believe that this structure facilitates the exercise of the board’s independent judgment in fulfilling its oversight function and efficiently allocates responsibility among committees.

The board of trustees has concluded that, based on each trustee’s experience, qualifications, attributes or skills on an individual basis and in combination with those of the other trustees, each trustee should serve as a member of the board. In making this determination, the board has taken into account the actual service of the trustees during their tenure in concluding that each should continue to serve. The board also has considered each trustee’s background and experience. Set forth below is a brief discussion of the specific experience qualifications, attributes or skills of each trustee that led the board to conclude that he should serve as a trustee.

Each of Messrs. Calamos, Marsh, Neal and Rybak has served for more than eight years as a trustee of the Trust. In addition, each of Messrs. Calamos, Neal, Rybak, Timbers and Tripple has more than 25 years of experience in the financial services industry. Mr. Marsh has over 30 years of experience as a practicing attorney, counseling corporations and litigating commercial disputes. Each of Messrs. Calamos, Neal, Rybak, Timbers and Tripple has experience serving on boards of other entities, including other investment companies. Each of Messrs. Calamos, Marsh, Neal, Rybak and Timbers has earned a Masters of Business Administration degree, and each of Messrs. Marsh and Tripple has earned a Juris Doctor degree.

Mr. Patrick Scott
April 30, 2010

RISK OVERSIGHT. The operation of a mutual fund, including its investment activities, generally involves a variety of risks. As part of its oversight of the Portfolio, the board of trustees oversees risk through various regular board and committee activities. The board of trustees, directly or through its committees, reviews reports from, among others, Calamos Advisors, the Trust’s Chief Compliance Officer, the Trust’s independent registered public accounting firm, outside legal counsel, and internal auditors of Calamos Advisors or its affiliates, as appropriate, regarding risks faced by the Portfolio and the risk management programs of Calamos Advisors and certain service providers. The actual day-to-day risk management with respect to the Portfolio resides with Calamos Advisors and other service providers to the Portfolio. Although the risk management policies of Calamos Advisors and the service providers are designed to be effective, there is no guarantee that they will anticipate or mitigate all risks. Not all risks that may affect the Portfolio can be identified, eliminated or mitigated and some risks simply may not be anticipated or may be beyond the control of the board of trustees or Calamos Advisors, its affiliates or other service providers.
* * * * *
     We believe that this information responds to all of your comments. If you should require any additional information feel free to call me at 202.778.9220.
Very truly yours,

/s/ Eric S. Purple
Eric S. Purple
Enclosures
Copies (w/encl.) to: Stathy Darcy

Exhibit A
Calamos Investments
2020 Calamos Court
Naperville, IL 60563
April 30, 2010
BY EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Ladies and Gentlemen:
Calamos Advisors Trust
1933 Act Registration No. 33-72511
1940 Act Registration No. 811-09237
     On behalf of Calamos Advisors Trust (the “Trust”), we hereby make the following representations:
     (i) The Trust is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”);
     (ii) Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Trust’s filings; and
     (iii) The Trust acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CALAMOS ADVISORS TRUST
By:	/s/ Stathy Darcy
Name:	Stathy Darcy
Title:	Secretary